

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 13, 2009

<u>VIA U.S. MAIL AND FAX (212) 846-1640</u>
Mr. Thomas E. Dooley
Executive Vice President and Chief Financial Officer
Viacom Inc.
1515 Broadway
New York, NY 10036

> **Re:** **Viacom Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 12, 2009**
> **File No. 1-32686**

Dear Mr. Dooley:

 We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

 Sincerely,

 Larry Spirgel
 Assistant Director

cc: Stephen T. Giove, Shearman & Sterling